P.01/01

604 687 3141

DS MANAGEMENT LTD. INC.

MAR-03-2003 15:50

TOTAL P.01

FORM 55-102F6 12g 82-2472

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection ... the purposes of the ... Some of the required ... disclosed to any pers... may contact the secur...

03007351

PROCESSED

MAR 19 2003

THOMSON FINANCIAL

Information required under this form is collected on behalf of and used by the securities regulatory authorities set out below ... the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland ... those legislation in each ... indicated above. Other required information will remain confidential and will not be ... regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you ... the required information ... address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CASTILLIAN RESOURCES CORP.

SUPPL

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 20 01 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES / NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHELDON

GIVEN NAMES: DONALD R

NO. 1755 STREET WEST PENDER STREET APT

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES / NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [x] ALBERTA
- [x] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [x] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	22588									22588	1	
COMMON	15000									15000	3	SEE REMARKS
WARRANTS	15000									15000	3	" "
COMMON	219000									219000	2	DS MGMT
WARRANTS	19000									19000	2	" "
COMMON	112000	20	02	03	10		2000	.18		110000	1	
		20	02	03	10		5000	.17		105000	1	
		20	02	03	10		7000	.16		98000	1	

ATTACHMENT: YES / NO

BOX 6. REMARKS

I own 100% of DS. Mgmt.
Of the 15000 Shares + wts ← 5000 1/T SCOTT
5000 1/T MEGAN
5000 1/T DAVID

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R. SHELDON

SIGNATURE

DATE OF THE REPORT (DAY MONTH YEAR): 03 03 03

CORRESPONDENCE: ENGLISH / FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-107F6 Rev. 2001/6/29 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE